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06051510

SE ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 51737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carmichael Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2415 E. Camelback Road, Suite 700
(No. and Street)

Phoenix (City) Arizona (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Carmichael 602-508-6088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

3003 N. Central Avenue, Suite 500, Phoenix, AZ 85012
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 2 1 2006 WASH, D.C. 186

SEC MAIL PROCESSING SECTION RECEIVED [redacted] WASH, D.C. 186

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

dB

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 4/19

OATH OR AFFIRMATION

I, ______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________________, as of ______________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Ralph W. Carmichael, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Carmichael Securities Company, LLC as of and for the years ended December 31, 2005 and 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Ralph W. Carmichael
Managing Director

Sworn to before me this
11th day of February 2006

ANNETTE GRAY
Notary Public - Arizona
Maricopa County
Expires 05/14/09

Notary Public

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Member
Carmichael Securities Company, LLC
Phoenix, Arizona

We have audited the accompanying statements of financial condition of Carmichael Securities Company, LLC as of December 31, 2005 and 2004, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carmichael Securities Company, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
January 11, 2006

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$51,003	$59,656
Equity securities owned	3,300	3,300
TOTAL ASSETS	$54,303	$62,956

LIABILITIES AND MEMBER'S EQUITY

	2005	2004
Accrued expenses	$10,398	$16,746
Member's equity	43,905	46,210
TOTAL LIABILITIES AND MEMBER'S EQUITY	$55,303	$62,956

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENTS OF OPERATIONS
Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE		
Management fees	$ -	$ 9,603
Interest income	990	229
Total revenue	990	9,832
EXPENSES		
Finder's fees	-	6,746
NASD fees	4,248	4,248
Operating expenses	6,090	10,492
Total expenses	10,338	21,486
Net operating loss	(9,348)	(11,654)
OTHER INCOME	17,043	30,482
NET EARNINGS	$ 7,695	$18,828

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CARMICHAEL SECURITIES COMPANY, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 7,695	$ 18,828
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Interest receivable	-	18
Accrued expenses	(6,348)	10,746
Net cash provided by operating activities	1,347	29,592
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions from member	-	4,098
Distribution to member	(10,000)	-
NET INCREASE (DECREASE) IN CASH	(8,653)	33,690
CASH, BEGINNING OF YEAR	59,656	25,966
CASH, END OF YEAR	$ 51,003	$ 59,656

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

CARMICHAEL SECURITIES COMPANY, LLC

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2005 and 2004

ORGANIZATION

Carmichael Securities Company, LLC (the Company) is a limited liability company formed under the laws of the State of Delaware in 1998. Ralph W. Carmichael is the sole member and the managing director of the Company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in the states of California, Arizona, Connecticut, New York, Massachusetts, New Jersey, and Virginia, and is a member of the National Association of Securities Dealers, Inc.

The principal business activity of the Company is to provide investment banking and corporate finance services to domestic and international companies and to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (Act). Placements of such securities will only be offered to accredited investors in accordance with the rules and the provision of Regulation D of the Act. The Company neither trades nor holds cash or securities on behalf of customers. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(i) of this rule.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

EQUITY SECURITIES OWNED

Investment securities are purchased with the intent and the ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

INCOME TAXES

No provision for income taxes has been made as limited liability companies are not generally subject to income taxes. All income or loss "flows through" to the individual member who reports the income or loss on his respective tax returns.

This information is an integral part of the accompanying financial statements.